1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                   No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 28, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC

2011 Second Quarter Investor Conference

July 28, 2011

Agenda

Welcome Elizabeth Sun

2Q11 Financial Results and 3Q11 Outlook Lora Ho

CEO Comments Morris Chang

Q&A Morris Chang / Lora Ho

Safe Harbor Notice

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2011 and such other documents as TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

2Q11 Financial Highlights

(In NT billions except otherwise noted)

2Q11 2Q11 Guidance 1Q11 Actual 2Q10 Actual QoQ YoY

NetSales 110.51 109—111 105.38 104.96 4.9% 5.3%

Gross Margin 46.0% 45.5%—47.5% 49.0% 49.5% -3.0 ppts -3.5 ppts

Operating Margin 34.3% 33.5%—35.5% 37.2% 38.6% -2.9 ppts -4.3 ppts

EPS—Diluted (NT$) 1.39 1.40 1.55 -0.9% -10.8%

Free Cash Flow -1.82 -24.78 -3.79 NM NM

ROE (%) 24.5% 24.6% 31.6% -0.1 ppt -7.1 ppts

Shipment(Kpcs,8”-equiv.

3,291 3,161 2,927 4.1% 12.4%

Wafer)

Average Exchange Rate—

NTD/USD 28.86 29.30 31.81 -1.5% -9.3%

*	Total outstanding shares were 25,914mn units at 6/30/11

** ROE figures are annualized based on average equity attributable to shareholders of the parent.

Income Statements

(In NT billions except otherwise noted) 2Q11 1Q11 2Q10 QoQ YoY

Net Sales 110.51 105.38 104.96 4.9% 5.3%

Gross Margin 46.0% 49.0% 49.5% -3.0 ppts -3.5 ppts

Operating Expenses (12.99) (12.51) (11.46) 3.9% 13.4%

Operating Margin 34.3% 37.2% 38.6% -2.9 ppts -4.3 ppts

Non-Operating Items 0.94 0.63 1.41 49.9% -33.2%

Long-Term Investment Gains 0.25 0.52 0.53 -52.8% -53.6%

Taxes (3.03) (3.89) (1.94) -22.1% 55.7%

Net Income 35.95 36.28 40.28 -0.9% -10.8%

Net Margin 32.5% 34.4% 38.4% -1.9 ppts -5.9 ppts

EPS (NT Dollar) 1.39 1.40 1.55 -0.9% -10.8%

2Q11 Revenue by Applications

Communication

Computer

Consumer

Industrial/Standard

2Q11 Revenue by Technology

0.25/0.35um 0

0.5um+

8%

2%

0.15/0.18um

18%

0.11/0.13um

8%

90nm

9%

65nm

29%

40nm

26%

65nm/40nm Revenue

Balance Sheets & Key Indices

Selected Items from Balance Sheets 2Q11 1Q11 2Q10

(In NT billions excepted otherwise noted) Amount % Amount % Amount %

Cash & Marketable Securities 159.13 20.3% 163.41 21.8% 206.54 30.3%

Accounts Receivable—Trade 46.19 5.9% 46.83 6.2% 48.06 7.1%

Inventory 31.52 4.0% 31.79 4.2% 24.80 3.6%

Long-Term Investment 34.84 4.5% 38.93 5.2% 40.96 6.0%

Net PP&E 477.89 61.0% 436.59 58.2% 328.47 48.3%

Total Assets 783.82 100.0% 750.13 100.0% 680.78 100.0%

Current Liabilities 205.49 26.2% 127.26 17.0% 166.27 24.4%

Long-Term Interest-bearing Debt 5.19 0.7% 5.51 0.7% 12.35 1.8%

Total Liabilities 215.46 27.5% 137.74 18.4% 183.90 27.0%

Total Shareholders’ Equity 568.36 72.5% 612.39 81.6% 496.87 73.0%

Key Indices

A/R Turnover Days 39 39 39

Inventory Turnover Days 53 56 45

Current Ratio (x) 1.2 2.0 1.7

Asset Productivity (x) (1) 1.0 1.0 1.3

(1)	Asset productivity = Annualized net sales / Average net fixed assets.

Cash Flows

(In NT billions except otherwise noted) 2Q11 1Q11 2Q10

Beginning Balance 129.45 147.89 159.80

Cash from operating activities 63.06 56.48 48.93

Capital expenditures (64.88) (81.26) (52.72)

Short-term loans (1.04) 2.97 17.76

Investments and others 24.39 3.37 (1.28)

Ending Balance 150.98 129.45 172.49

Free Cash Flow (1) (1.82) (24.78) (3.79)

(1)	Free cash flow = Cash from operating activities – Capital expenditures.

Capital Expenditures

(In US millions) 2Q11 1Q11 YTD

TSMC 2,149 2,635 4,784

TSMC China & WaferTech 92 95 187

Other TSMC Subsidiaries 12 44 56

TSMC Consolidated 2,253 2,774 5,027

Note: 2011 CapEx was based on the weighted average exchange rate of NT$29.072 per US dollar.

Installed Capacity

2011 Overall Capacity +17%; 12-inch Capacity +30%

2010 1Q11 2Q11 3Q11 4Q11 2011

FAB / (Wafer size) (A) (A) (A) (F) (F) (F)

Fab-2 ( 6”) (1) 1,000 238 252 255 255 1,000

Fab-3 ( 8”) 1,149 275 301 304 304 1,184

Fab-5 ( 8”) 564 137 133 141 141 552

Fab-6 ( 8”) 1,113 274 283 286 286 1,128

Fab-8 ( 8”) 1,009 240 254 254 255 1,003

Fab-12 ( 12”) (2) 1,194 322 337 338 346 1,343

Fab-14 ( 12”) (2) 1,326 427 488 509 504 1,927

WaferTech ( 8”) 429 106 108 109 109 431

TSMC China ( 8”) 557 148 179 216 230 772

TSMC & Subsidiaries 11,053 2,999 3,254 3,358 3,379 12,990

(8” Equivalent Kpcs)

SSMC ( 8”) 276 64 64 65 65 258

Total TSMC-managed 11,329 3,063 3,318 3,423 3,444 13,248

(8” Equivalent Kpcs)

(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78.

(2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25.

3Q11 Guidance

Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 102 billion and NT$ 104 billion, at a forecast exchange rate of 28.72 NT dollars to 1 US dollar

Gross profit margin to be between 40.5 % and 42.5%

Operating profit margin to be between 28 % and 30%

Recap of Recent Major Events

TSMC Property

- TSMC Sets June 29th as Ex-dividend Date and July 5th as Record Date for Common Share Dividends (2011/06/14)
- TSMC Shareholders Approve NT$3.0 Cash Dividend and Transfer of Solar and Solid State Lighting Businesses (2011/06/09)
- TSMC Completes 28nm Design Infrastructure, Design Partners Show Solutions at DAC (2011/05/26)
- Orise Technology Builds Industry-First Smartphone High-Definition Display Driver on TSMC High Voltage Process (2011/05/24)
- TSMC Announces Winner of Mixed Signal/RF University Design Award (2011/05/17)
- TSMC Joins SEMATECH to Accelerate Semiconductor Technology Development (2011/05/11)

- Please visit TSMC's Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

Open Innovation Platform ™

© 2011 TSMC, Ltd

http://www.tsmc.com invest@tsmc.com